                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                              --------------------

                                   SCHEDULE TO

                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. )

                    U.S. REALTY PARTNERS LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))


                        AIMCO PROPERTIES, L.P. -- OFFEROR
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(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person)


                          DEPOSITARY UNIT CERTIFICATES
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                      NONE
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                      (CUSIP Number of Class of Securities)

                                 Patrick J. Foye
                            Executive Vice President
                   Apartment Investment and Management Company
                           Colorado Center, Tower Two
                   2000 South Colorado Boulevard, Suite 2-1000
                             Denver, Colorado 80222
                                 (303) 757-8081
--------------------------------------------------------------------------------
                  (Name Address and Telephone Number of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy To:
                                Gregory M. Chait
                                  Robert Barker
                     Powell, Goldstein, Frazer & Murphy LLP
                   191 Peachtree Street, N.E., Sixteenth Floor
                             Atlanta, Georgia 30303
                                 (404) 572-6600

                            CALCULATION OF FILING FEE

       Transaction Valuation*                     Amount of Filing Fee

       $299,828.75                                $27.58

* For purposes of calculating the fee only. This amount assumes the purchase of 461,275 depositary unit certificates of U.S. Realty Partners Limited Partnership for $0.65 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals $92.00 per $1,000,000 of the maximum aggregate offering price.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid:                       Filing Party:
                                 -------------                     -------------
        Form or Registration No.:                      Date Filed:
                                 -------------                     -------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

        [X]  third-party tender offer subject to Rule 14d-1.  [ ]  going-private transaction subject to Rule 13e-3.

        [ ]  issuer tender offer subject to Rule 13e-4.       [ ]  amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                             TENDER OFFER STATEMENT

        This Tender Offer Statement on Schedule TO relates to the tender offer by AIMCO Properties, L.P., a Delaware limited partnership ("AIMCO Properties"), to purchase depositary unit certificates (the "Units") of U.S. Realty Partners Limited Partnership, a Delaware limited partnership, at a price of $0.65 per Unit in cash, subject to the conditions set forth in the Offer to Purchase, dated August 20, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal and Acknowledgment and Agreement, which, as amended and supplemented from time to time, together constitute the tender offer. Copies of the Offer to Purchase, Letter of Transmittal and Acknowledgment and Agreement are filed with this Schedule TO as Exhibits (a)(1), (a)(2) and (a)(3), respectively. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

ITEM 1. SUMMARY TERM SHEET.

        The information set forth under "SUMMARY TERM SHEET" in the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

        (a) -- (c) The information set forth under "THE OFFER--Section 13. Certain Information Concerning Your Partnership" in the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

        (a) -- (c) This Schedule TO is being filed by AIMCO Properties. AIMCO-GP, Inc., a Delaware corporation ("AIMCO-GP"), is the general partner of AIMCO Properties and a wholly owned subsidiary of Apartment Investment and Management Company ("AIMCO"). The principal business of AIMCO, AIMCO-GP and AIMCO Properties is the ownership, acquisition, development, expansion and management of multi-family apartment properties. The business address of AIMCO Properties is Colorado Center, Tower Two, Suite 2-1000, 2000 South Colorado Boulevard, Denver, Colorado 80222, and its telephone number is (303) 757-8101.

        The information set forth under "THE OFFER--Section 8. Information Concerning Us and Certain of Our Affiliates" in the Offer to Purchase is incorporated herein by reference.

        During the past five years, none of AIMCO, AIMCO-GP or AIMCO Properties, nor, to the best of their knowledge, any of the persons listed in Annex I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 4. TERMS OF THE TRANSACTION.

        (a) The information set forth under "SUMMARY TERM SHEET" and "THE OFFER" in the Offer to Purchase and the information set forth in the related Letter of Transmittal is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        (a) and (b) The information set forth under "SUMMARY TERM
SHEET--Conflicts of Interest," "THE OFFER--Section 9. Background and Reasons for the Offer" and "THE OFFER--Section 11. Conflicts of Interest and Transactions with Affiliates" in the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        (a), (c)(1) -- (7) The information set forth under "SUMMARY TERM SHEET--The Offer, "THE OFFER--Section 9. Background and Reasons for the Offer" and "THE OFFER--Section 12. Future Plans of the Purchaser" in the Offer to Purchase is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a), (b) and (d) The information set forth under "SUMMARY TERM SHEET--Availability of Funds," "THE OFFER--Section 15. Source of Funds" and "THE
OFFER--Section 19. Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        (a) The information set forth under "THE OFFER--Certain Information Concerning Your Partnership" in the Offer to Purchase is incorporated herein by reference.

        (b) The information set forth under "THE OFFER -- Section 9. Background and Reasons for the Offer" in the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        The information set forth under "THE OFFER--Section 19. Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

        (a) The financial statements included in AIMCO Properties' Annual Report on Form 10-K for the year ended December 31, 2001, which are listed on the Index to Financial Statements on page F-1 of such report, and the unaudited financial statements for the six months ended June 30, 2002 and June 30, 2001 set forth in
Part I, Item 1 of AIMCO Properties' Quarterly Report on

Forms 10-Q for the quarter ended June 30, 2002, are incorporated herein by reference. Such report may be inspected at the Securities and Exchange Commission's public reference room in Washington, D.C. A copy can also be obtained from the Commission's web site at www.sec.gov.

        (b)  Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

        The information set forth in the Offer to Purchase and in the related Letter of Transmittal is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)              Offer to Purchase Units of U.S. Realty Partners Limited
                    Partnership, dated August 20, 2002.

(a)(2)              Letter of Transmittal and related instructions, dated August
                    20, 2002 (included as Annex II to the Offer to Purchase attached as Exhibit (a)(1)).

(a)(3)              Acknowledgement and Agreement, dated August 20, 2002.

(a)(4) Letter, dated August 20, 2002, from AIMCO Properties to the limited partners of U.S. Realty Partners Limited
                    Partnership.

(a)(5)              Annual Report of AIMCO Properties for the year ended
                    December 31, 2001 filed on Form 10-K405 on April 1, 2002 is incorporated herein by reference.

(a)(6)              Quarterly Report of AIMCO Properties for the period ended
                    June 30, 2002 filed on Form 10-Q on August 14, 2002 is incorporated herein by reference.

(b)(1)              Fourth Amended and Restated Credit Agreement, dated as of
                    March 11, 2002, by and among AIMCO Properties,
                    AIMCO/Bethesda Holdings, Inc., NHP Management Company, Bank of America, N.A., Fleet National Bank, First Union National
                    Bank, and the other financial institutions party thereto
                    (Exhibit 10.29 to AIMCO's Annual Report on Form 10-K for the year ended December 31, 2001 is incorporated herein by reference).

(b)(2)              Second Amendment to Fourth Amended and Restated Credit
                    Agreement, dated as of August 2, 2002, by and among Apartment Investment and Management Company, AIMCO
                    Properties, AIMCO/Bethesda Holdings, Inc., NHP Management
                    Company, Bank of America, N.A. and the Lenders listed therein (Exhibit 10.2 to AIMCO's Quarterly Report on Form
                    10-Q for the quarterly period ended June 30, 2002 is incorporated herein by reference).

(d)                 Not applicable.


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
(g)            None.

(h)            None.



ITEM 13.       INFORMATION REQUIRED BY SCHEDULE 13E-3.

        Not applicable.

                                          SIGNATURE

        After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2002
                                        AIMCO PROPERTIES, L.P.

                                        By: AIMCO-GP, INC.
                                            (General Partner)

                                        By:    /s/ Patrick J. Foye
                                               --------------------------
                                               Executive Vice President

                                  EXHIBIT INDEX


EXHIBIT NO.           DESCRIPTION
(a)(1)              Offer to Purchase Units of U.S. Realty Partners Limited
                    Partnership, dated August 20, 2002.

(a)(2)              Letter of Transmittal and related instructions, dated August
                    20, 2002 (included as Annex II to the Offer to Purchase attached as Exhibit (a)(1)).

(a)(3)              Acknowledgement and Agreement, dated August 20, 2002.

(a)(4) Letter, dated August 20, 2002, from AIMCO Properties to the limited partners of U.S. Realty Partners Limited
                    Partnership.

(a)(5)              Annual Report of AIMCO Properties for the year ended
                    December 31, 2001 filed on Form 10-K405 on April 1, 2002 is incorporated herein by reference.

(a)(6)              Quarterly Report of AIMCO Properties for the period ended
                    June 30, 2002 filed on Form 10-Q on August 14, 2002 is incorporated herein by reference.

(b)(1)              Fourth Amended and Restated Credit Agreement, dated as of
                    March 11, 2002, by and among AIMCO Properties,
                    AIMCO/Bethesda Holdings, Inc., NHP Management Company, Bank of America, N.A., Fleet National Bank, First Union National
                    Bank, and the other financial institutions party thereto
                    (Exhibit 10.29 to AIMCO's Annual Report on Form 10-K for the year ended December 31, 2001 is incorporated herein by reference).

(b)(2)              Second Amendment to Fourth Amended and Restated Credit
                    Agreement, dated as of August 2, 2002, by and among Apartment Investment and Management Company, AIMCO
                    Properties, AIMCO/Bethesda Holdings, Inc., NHP Management
                    Company, Bank of America, N.A. and the Lenders listed therein (Exhibit 10.2 to AIMCO's Quarterly Report on Form
                    10-Q for the quarterly period ended June 30, 2002 is incorporated herein by reference).

(e)                 Not applicable.

(i)                 None.

(j)                 None.